Exhibit 99.2

Great Southern Bank Reduced Customer Wait Times With NICE CXone Mpower

Great Southern Bank, with NICE and implementation partner Optus, is driving next-gen customer service automation

Hoboken, N.J.– December 03, 2024 – NICE (Nasdaq: NICE) today announced that Australia’s Great Southern Bank has further expanded with CXone Mpower, the industry’s ultimate AI hyper platform, to achieve complete end-to-end automation and set a new standard for customer service efficiency in banking. One of Australia’s largest customer-owned banks, Great Southern Bank provides a wide range of financial services, including everyday accounts, credit cards, home loans, personal loans, and insurance. Guided by its mission to put customers first, the bank is using CXone Mpower to transition from traditional inbound service models to proactive, AI-powered customer engagement.

With CXone Mpower, Great Southern Bank has enhanced customer interactions across multiple channels, including email and live chat, while unlocking powerful analytics and reporting capabilities. These innovations have driven good customer outcomes, such as a significant reduction in customer wait times. With the introduction of CXone Mpower AutoSummary, Great Southern Bank will reduce manual notetaking during after-call work. By implementing the full CXone Mpower suite, Great Southern Bank is able to design, build, and automate workflows, agents, and knowledge at unprecedented scale and precision.

Naushad Ahmed, Chief Operating Officer, Great Southern Bank, said, “Great Southern Bank leveraged CXone Mpower platform to provide multiple channels for customers to reach the contact center. There was an opportunity to rebuild the IVR with CXone Mpower to ensure that the most vulnerable customers—including people that are under stress about losing their homes or savings—reach the specialists they need to speak with immediately or within seconds to prevent potential loss. With CXone, Great Southern Bank knows that over 80 percent of customers consistently have their calls answered within 30 seconds, which is a significant reduction.”

The Optus implementation of CXone Mpower has established a stronger foundation for the bank’s continued innovation. As part of its ongoing digital customer experience upgrades, Great Southern Bank is rolling out advanced artificial intelligence (AI) capabilities, focusing on enhancing customer sentiment analysis and leveraging automation to streamline operations.

The Optus-supported expansion of CXone Mpower and the strength of the strategic partnership have delivered a strong foundation from which the bank can evolve its customer service operations through continuous improvement and innovation.

Darren Rushworth, President, NICE International, said, “CXone Mpower enables Great Southern Bank to deliver greater efficiencies and support to vulnerable customers in times of crisis, ensuring their calls are answered within seconds. As the organization continues to evolve, NICE’s next-gen technology will give Great Southern Bank the scalability, flexibility, and AI capabilities it needs to align with changing customer preferences and access to banking services in a manner that suits them best.”

Ben Vella, VP of Enterprise and Mid-Market at Optus, said, “Our partnership with Great Southern Bank and NICE is about more than just technology, it’s about delivering a meaningful experience for both customers and employees. By implementing NICE CXone, we’ve been able to dramatically reduce wait times, streamline interactions, and provide Great Southern Bank customers with the immediate support they deserve.”

About Great Southern Bank
Great Southern Bank is one of Australia’s largest customer-owned banks, supports customers nationwide. Through a series of mergers with like-minded credit unions and community groups, the company created the powerful force that is Great Southern Bank today. This growth and success lets GSB reinvest in business, deepen relationships with customers, champion great causes, and build stronger communities. For more information visit https://www.greatsouthernbank.com.au/

About Optus
For more than 30 years Optus has helped organizations of all sizes to transform their customer and employee experiences. Trusted by Australia's largest enterprises and government departments, Optus helps businesses improve employee retention and engagement, boost customer satisfaction and drive operational efficiency. With Optus as your partner, you can expect technology solutions curated to meet your business challenges, backed by unique mobile-led capabilities, a secure managed network and a best-in-class partner ecosystem. It starts with yes.  Find out more at optus.com.au/enterprise

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.